UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Ei.Ventures, Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1871358
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424,

Kihei, Hawaii  96753
(Mailing Address of principal executive offices)

(808) 707-5078

Issuer’s telephone number, including area code

Unless otherwise stated in this report, “we”, “us”, “our”, “Company” and “Ei.Ventures” refer to Ei.Ventures, Inc.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	lack of operating history;

•	reliance on third parties for research;

•	results of operation;

•	ability to manage growth;

•	regulatory or operational risks;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	capital structure;

•	ability to obtain additional financing when and if needed; and

•	liquidity.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The condensed financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

2

Overview

The Company is in the very earliest stages of development. We do not expect to generate significant revenue for at least the next few years due to research and development and general and administrative expenses. The following discussion and analysis should be read in conjunction with our condensed financial statements and notes thereto contained elsewhere in this filing. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that all our expenses will increase substantially as we:

•	continue our research and development efforts;

•	contract with third-party research organizations to management our pre-clinical and clinical trials for our drug candidates;

•	outsource the manufacturing of our drug candidates for pre-clinical studies and clinical trials;

•	seek to obtain regulatory approvals for our drug candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems and personnel to support our research and development and regulatory efforts; and

•	operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our current or future drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of the proceeds of our Regulation A Offering (defined below), additional equity offerings or debt financings, collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.

Components of Results of Operations

General and Administrative Expenses

General and administrative expenses consist primarily of:

•	personnel expenses, including, advisor fees, travel, and other expenses incurred by personnel in executive and administrative functions;

•	share-based compensation expenses resulting from the equity awards granted to employees engaged in executive and administrative functions; and

•	legal and professional fees, including consulting, accounting and audit services.

Research and Development Expenses

Research and Development expenses consist primarily of:

•	development costs, including expenses incurred developing relationships with contract research organizations, or CROs and CMOs, as well as investigative sites and consults that will conduct our clinical trials, preclinical studies and other scientific development sites;

•	personnel expenses, including salaries, and travel expense for employees engaged in research and development functions; and

•	other expenses, including costs related to compliance with regulatory requirements, costs of outside consultants, including their fees, share-based compensation and related travel expenses.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected on our financial statements as prepaid expense or accrued research and development expenses.

3

Research and development activities are central to our business model. Product or therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development for our investigational psilocybin therapy; (ii) fund research for our investigational psilocybin therapy in other neuropsychiatric indications; (iii) seek to develop digital technologies to complement and augment our therapies, and seek to access other novel drug candidates for development in neuropsychiatric and related indications; (iv) improve the efficiency and scalability of our third-party manufacturing processes and supply chain; and (v) build our third-party or in-house process development, analytical and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future therapeutic candidates.

Sales and Marketing Expenses

Our marketing expenses consist primarily of costs incurred to promote the Regulation A Offering and build our brand awareness through various online paid advertising channels, including digital and social media, podcasts, and email.

Sales and marketing expenses consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, advertising expenses, public relations, trade shows, travel expenses, and marketing and promotional activities. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to promote our Regulation A Offering and our brand, although these expenses may fluctuate depending on the timing of these expenses.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in the notes to our financial statements appearing Item 3 of this report. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

Net Loss Per Share

Basic net loss per common share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

4

Results of Operations

Six Months ended June 30, 2021 Compared to Six Months ended June 30, 2020

Revenue

We did not generate any revenue in the six months ended June 30, 2020 nor the six months ended June 30, 2021. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more drug candidates in the United States.

Operating Expenses

General and Administrative Expenses

General and administrative expenses increased from $121,050 during the six months ended June 30, 2021 to $510,543, an increase of 322%. This increase was primarily due to costs related to increased personnel expenses, including, advisor fees, travel, and other expenses incurred by personnel in executive and administrative functions, and legal and professional fees, including consulting and accounting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our drug candidates.

Research and Development Expenses

Research and development expenses increased from $142,588 during the six months ended June 30, 2020 to $412,102 during the six months ended June 30, 2021, or 189%. This increase was primarily due to increased professional fees.

Sales and Marketing Expenses

Sales and marketing expenses increased from $66,160 during the six months ended June 30, 2020 to $153,683, an increase of 132%. This increase is primarily due to increased advertising and investor-related expenses.

Net Loss

As a result of the above, the Company’s net loss increased from $329,798 during the six months ended June 30, 2020 to $1,076,238 during the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2021 the Company had cash on hand of $253,061.

We have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate revenue from product sales unless and until we obtain regulatory approval of and commercialize any of our psilocybin-based products. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue to research, develop, and seek regulatory approval for, our psilocybin-based products. In addition, subject to obtaining regulatory approval of any of our psilocybin-based products, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations.

Based upon our current operating plan, we anticipate raising capital through private placements, the Regulation A Offering described below, additional Regulation A offerings, and/or public offerings in compliance with applicable securities laws to fund our operating expenses. Based on our current financial resources, our expected level of operating expenditures and, assuming we raise the maximum amount in the Regulation A Offering, the net proceeds of the Regulation A Offering, we believe that we will be able to fund our projected operating requirements for at least the next 12 months.  If we raise less than the maximum offering amount, our ability to fund our projected operating requirements will be materially adversely impacted. Thereafter, we will need to obtain additional financing to fund additional research and development, and fund pre-clinical studies and clinical trials for our psilocybin-based products. Because of the numerous risks and uncertainties associated with the Regulation A Offering, and the research, development commercialization and legalization of our psilocybin-based products, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates.

5

Our future capital requirements will depend on many factors, including:

•	the progress, costs, results and timing of our psilocybin-based products’ research and development, pre-clinical studies and future clinical trials, and the clinical development of our psilocybin-based products for other potential indications beyond their initial target indications;

•	the willingness of state and federal regulators to accept psilocybin-based products, including the Food and Drug Administion (“FDA”) and Health Canada (“ HC”) to accept our future psilocybin-based products;

•	the outcome, costs and timing of seeking and obtaining federal and state regulatory approvals, including with the FDA and HC;

•	the number and characteristics of psilocybin-based products that we pursue;

•	the ability of our psilocybin-based products to progress through clinical development successfully;

•	our need to expand our research and development activities;

•	the costs associated with securing and establishing commercialization and manufacturing capabilities;

•	the costs of acquiring, licensing or investing in businesses, products, and technologies;

•	our ability to maintain, expand and defend the scope of our licensed intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	need and ability to hire additional management and employees and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	our need to implement internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing and success of any collaboration, licensing or other arrangements into which we may enter in the future.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of the proceeds of the Regulation A Offering, equity offerings or debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.

Regulation A Offering

On March 22, 2021, the Company commenced an offering of up to $50 million of its Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), which we refer to as the “Regulation A Offering.” As of June 30, 2021, the Company had received net proceeds of $247,184 pursuant to the Regulation A Offering and had issued 50,037 shares of Common Stock. As of the date of this report, subsequent to June 30, 2021, the Company has received total proceeds of $7,891,040 and issued 1,597,376 shares of Common Stock.

Issuances of SAFE securities

Between October 2020 and February 2021, the Company entered into SAFE Securities, in reliance on Regulation CF, Regulation S, Regulation D and Section 4(a)(2) of the Securities Act, with investors for total proceeds of $1,583,589.18 to raise capital for general business purposes. The SAFE Securities converted into 817,791 shares of Common Stock as a result of the initial closing of the Regulation A Offering and pursuant to the terms of the SAFE Securities. The proceeds of SAFE Securities were used for legal and marketing expenses related to the Regulation A Offering.

6

Item 2. Other Information

None.

7

Item 3. Financial Statements

Ei.Ventures, Inc.
Balance Sheets
At June 30, 2021 and December 31, 2020

	June 30, 2021 (unaudited)	December 31, 2020 (audited)
Assets
Cash	$253,061	$63,289
Other assets	187,996	16,000
Total assets	$441,057	$79,289
Liabilities and Stockholder's Defecit
Accrued liabilities	418,522	2,500
Total current liabilities	418,522	2,500
Simple Agreements for Future Equity (SAFEs)	-	690,783
Other advances	12,500	52,980
Total liabilities	$431,022	$746,263

Commitments and contigencies

Stockholder's deficit:
Common stock, $.0001 par value: 100,000,000 shares authorized, 60,000,000 shares outstanding	6,000	6,000
Additional paid in capital	(6,000)	(6,000)
Common Stock	1,760,097	-
Accumulated deficit	(1,750,062)	(666,974)
Total deficit	10,035	(666,974)
Total liabilities and stockholder's deficit	$441,057	$79,289

8

Ei.Ventures, Inc.
Statements of Operations
For the Period From January 1, 2021 to June 30th, 2021 and for the Period From January 1, 2020 to June 30, 2020 (unaudited)

	June 30, 2021	June 30, 2020
Revenue	$-	$-
Operating expenses:
General and administrative	516,503	121,050
Research and development	412,902	142,588
Sales and marketing	153,683	66,160
Total operating expenses	1,083,088	329,798
Operating loss	(1,083,088)	(329,798)
Net loss	$(1,083,088)	$(329,798)

Basic/diluted loss per share	$(0.02)	$(0.01)
Number of weighted average shares outstanding	60,867,828	60,000,000

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

9

Ei.Ventures, Inc.
Statements of Stockholder's Deficit
For the Period Ended June 30, 2021 and For the Period Ended June 30, 2020 (unaudited)

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Deficit
Balance, May 3, 2019 (Date of Incorporation)	-	$-	$-	$-	$-

Issuance of founder shares	60,000,000	6,000	(6,000)	-	-
Net income	-	-	-	-	-

Balance, December 31, 2019	60,000,000	$6,000	$(6,000)	$-	$-
Net loss	-	-	-	(666,974)	(666,974)

Balance at December 31, 2020	60,000,000	$6,000	$(6,000)	$(666,974)	$(666,974)
Net loss				(1,083,088)	(1,083,088)
Net proceeds from Reg A sale of common stock	50,037	247,184			247,184
Exercise of SAFE agreements	817,791	1,512,913			1,512,913

Balance at June 30, 2021	60,867,828	$1,766,097	$(6,000)	$(1,750,062)	$10,035

10

Ei.Ventures, Inc.
Statements of Cash Flows
For the 6 months ended June 30, 2021 and 2020 (unaudited)

	June 30, 2021	June 30, 2020
Cash flow from operating activities:
Net loss	$(1,083,088)	$(329,798)
Changes in:
Prepaid expenses	$(53,104)
Accounts payable	$416,041
Net cash used in operating activities	(720,151)	(329,798)
Cash flow from investing activities:
Purchases of property and equipment	(3,945)
Net cash used in investing activities	(3,945)	-
Cash flows from financing activities
Advances to stockholders	(103,828)	-
Proceeds from Regualtion A	247,184	-
Proceeds from issuance of SAFEs	769,150	616,158
Other advances	2,481	-
Net cash provided by financing activities	914,987	616,158
Net change in cash	190,891	286,360
Cash at the beginning of the period	62,169	-
Cash at the end of the period	$253,061	$286,360

11

Notes to the Condensed Financial Statements

As of June 30, 2021, and December 31, 2020

And for the period January 1, 2021, to June 30, 2021, and for the period January 1, 2020 to June 30, 2020

1.	NATURE OF THE BUSINESS

a.	Ei. Ventures, Inc., a Delaware corporation (the “Company”), is a start-up company that was incorporated on May 3, 2019, with the ambition to engage in the discovery, development and commercialization of regulatory approved, plant-derived, psychoactive and non-psychoactive therapeutic compounds that address global mental healthcare needs. The Company is a wholly owned subsidiary of Orthogonal Thinker, Inc., a Delaware corporation (“Orthogonal”), a company engaged in developing intellectual property and operating in the wellness business.

2.	Basis of Presentation

a.	The accompanying unaudited condensed financial statements (the “Condensed Financial Statements”) have been prepared by the Company in accordance with generally accepted accounting principles in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. As such, these Condensed Financial Statements should be read in conjunction with the Company’s audited financial statements and accompanying notes included in its Annual Report on Form 1-K for the year ended December 31, 2020 (the “Annual Report”) filed with the SEC on July 19, 2021. The Condensed Balance Sheet at December 31, 2020 has been derived from the Annual Report. In the opinion of management, the Condensed Financial Statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2021, and its results of operations and its cash flows for the periods presented. The results of operations for the first six months of the year are not necessarily indicative of results for the full year or any future periods.

3.	USE OF ESTIMATES

a.	Preparation of the financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could vary from those estimates.

4.	CONCENTRATION OF CREDIT RISK

a.	The company maintains its cash in bank deposit accounts. These accounts, at times, exceed federally insured limits. To date, the Company has not experienced a material loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company’s invested cash will not be affected by adverse conditions in the financial markets

12

5.	LIQUIDITY

a.	The Company has incurred significant net losses since inception that have accumulated to approximately $1,750,000 as of June 30, 2021. The net losses and use of cash in operating activities resulted primarily from marketing efforts. The Company has relied in the past upon cash flows from debt and equity issuances to fund operations. Management believes that revenue growth and the proceeds from financing will be adequate to fund operations beyond one year from the date the financial statements were available to be issued.

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Income taxes: The Company recognizes interest and penalties. If any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

b.	Management has evaluated events and transactions for potential recognition or disclosure through September 27, 2021, which is the day the financial statements were available to be issued.

7.	PATENTS AND TRADEMARKS

a.	A license agreement has been entered into with Orthogonal which will provide all intellectual property and will benefit the Company from Orthogonal’s ability to gain access to additional US non-provisional applications, as well as international and/or direct foreign patent applications.

8.	DEBT INSTRUMENTS

a.	The Company issued SAFEs in 2020 in exchange for cash. These funds were classified as debt. As of June 30, 2021, the SAFEs had been converted to common stock in accordance with the terms of the SAFE agreements. See Note 10.

9.	CAPITAL STOCK

a.	The Company was originally authorized to issue 10,000 shares with a par value of $0.001, and 2,000 shares were issued to the sole stockholder at no cost. In May 2020, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 10,000,000, having a par value of $0.001 per share. Connected to this, the Company offered a one-for-thirty stock split, and the outstanding shares increased from 2,000 to 2,000,000. The effect of the stock split has been reflected retroactively in these financial statements.

b.	On March 24, 2021, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 100,000,000, having a par value of $0.0001 per share. Connected to this, the Company offered a thirty-for-one stock split, and the outstanding shares increased from 2,000,000 to 60,000,000. The effect of the stock split has been reflected retroactively in these financial statements.

13

10.	STOCK OPTIONS & EQUITY

a.	The Company’s stock option plan, originally approved on May 16, 2020 (“the Plan”), provides for the grant of stock awards, incentive stock options, nonqualified options, stock appreciation rights, shares of restricted stock, restricted stock unit awards, and other stock awards. Under the terms of the Plan, there were 7,500,000 common shares authorized for grant to employees, officers, directors and consultants as of June 30, 2021. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 3 years with 33% vesting after the first year of service and remainder vesting monthly thereafter. The options generally have a 10-year contractual life. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. As of June 30, 2021, there were 6,466,500 stock options issued and outstanding, and there were 1,033,500 shares available for grant under the Plan. Management has determined that any expense associated with these options is immaterial.

b.	For the period January 1, 2021, to June 30, 2021, the Company had several closings in connection with its Regulation A Offering, in which it received gross proceeds of $247,184 for the issuance of 50,037 shares of Common Stock.

c.	Under the SAFEs, the funds contributed by the investors converted to shares of common stock in a common stock financing round under Regulation A at the conversion price per share of $1.85 at the Valuation Cap of $111,000,000 divided by the Company Capitalization. The initial closing of the Regulation A offering triggered the conversion of all agreements. SAFE agreements with purchase amounts totaling $1,512,913 were converted into 817,791 shares of common stock.

11.	RESEARCH AND DEVELOPMENT

a.	Research and development expenses primarily include the formulation of product and medical advisory board costs, which totaled approximately $413,000 and $143,000 for the periods January 1, 2021, to June 30, 2021, and January 1, 2020, to June 30, 2020, respectively. Research and development costs are expensed as incurred and are recorded in the general and administrative section in the accompanying statements of operations.

12.	GENERAL AND ADMINISTRATIVE

a.	General and administrative expense includes various operational expenses including legal, accounting, and executive level travel. Most of the expense comes from consulting expense which includes professional services such as legal, accounting, SEC filing, etc.

13.	SALES AND MARKETING

a.	Sales and marketing expenses primarily consist of online marketing, such as Facebook and 3rd party marketing agencies, in addition to travel costs.

14.	SUBSEQUENT EVENTS

a.	Through September 27th, 2021, the Company has received additional gross proceeds in the Regulation A offering of $7,891,040 and issued 1,597,376 shares of Common Stock at $4.94 per share.

b.	Subsequent to June 30, 2021, the terms of the Company’s stock option plan were amended, with an additional 4,000,000 common shares authorized for grant to employees, officers, directors, and consultants, bringing the total up to 11,500,000 total shares available to be issued.

14

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation *
2.2	Amended and Restated By-laws of Registrant *
4.1	Form of Subscription Agreement *
6.1	Broker-Dealer Agreement *
6.2	Form of License Agreement by and between Orthogonal Thinker, Inc and Ei.Ventures, Inc. *
6.3	Amended 2020 Equity Incentive Plan **
6.4	Agreement for Advisory Services, dated April 21, 2021, between Arcview Capital, LLC and Ei.Ventures, Inc. ***
6.5	CPGO Agreement, dated April 20, 2021, between Castle Placement, LLC and Ei.Ventures, Inc. ***
8.0	Escrow Agreement with Prime Trust, LLC *

*Filed as an exhibit to the Ei.Ventures, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11470).

** Filed as an exhibit to the Ei.Ventures, Inc. Current Report on Form 1-U dated July 23, 2021.

***Filed as an exhibit to the Ei.Ventures, Inc. Current Report on Form 1-U dated April 23, 2021.

15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah on September 27, 2021.

Ei.Ventures, Inc.

/s/ David Nikzad
By: David Nikzad, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ David Nikzad

By:	David Nikzad, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: September 27, 2021

/s/ Jason Hobson
By:	Jason Hobson, Director
Date: September 27, 2021

16